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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                      ---------

                                     SCHEDULE 13D
                                    (Rule 13d-101)

                      Under the Securities Exchange Act of 1934

                                   Bird Corporation
--------------------------------------------------------------------------------
                                   (Name of issuer)


                       Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                            (Title of class of securities)


                                       09076310
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                                    (CUSIP number)


                                    David G. Booth
                              East Ferry Investors, Inc.
                                   15 Garden Place
                              Brooklyn, New York  11201
                                     718-596-3210
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                    (Name, address and telephone number of person
                  authorized to receive notices and communications)


                                   August 14, 1997
--------------------------------------------------------------------------------
               (Date of event which requires filing of this statement)





    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on Following pages)

                                  Page 1 of 8 Pages

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_________________
    1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 2 of 8 pages
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----------------------------                     ------------------------------
CUSIP No.                                13D     Page  3   of   8   Pages
----------------------------                     ------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              East Ferry Investors, Inc.     IRS #11-3179783
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                (b) /x/
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3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                             / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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NUMBER OF          7    SOLE VOTING POWER
SHARES
BENEFICIALLY                 0
OWNED BY           -------------------------------------------------------------
EACH               8    SHARED VOTING POWER
REPORTING
PERSON WITH                  248,4000
                   -------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                             248,400
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        248,400
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                             / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   Page 3 of 8 pages

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-----------------------------                    ------------------------------
CUSIP No.                                13D     Page  4   of   8   Pages
-----------------------------                    ------------------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    David G. Booth
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                (b) /x/
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                            / /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
-------------------------------------------------------------------------------

NUMBER OF               7    SOLE VOTING POWER
SHARES
BENEFICIALLY                       0
OWNED BY                -------------------------------------------------------
EACH                    8    SHARED VOTING POWER
REPORTING
PERSON WITH                       248,4000
                        -------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                                    0
                        -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                                  248,400
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         248,400
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                             / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
-------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   Page 4 of 8 pages
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Item 1.  Security and Issuer.

    The name of the issuer with respect to which this Schedule 13D is being filed is Bird Corporation (hereinafter called the "Issuer"). The address of the Issuer's principal executive offices is 1077 Pleasant Street, Norwood, MA
02062. This statement relates to the Issuer's Common Stock, $1.00 par value (the "Common Stock").

Item 2.  Identity and Background.

    (a)This Schedule 13D is being filed on behalf of East Ferry Investors, Inc., a Delaware corporation ("East Ferry") and David G. Booth. East Ferry and Mr. Booth are collectively called "Reporting Persons."

    (b) The business address of East Ferry and the home address of David G. Booth is 15 Garden Place, Brooklyn, NY 11201.

    (c) The principal business of East Ferry is investing. David G. Booth is the sole stockholder and the sole executive officer and director of East Ferry and controls East Ferry. Mr. Booth's principal activity is also investing.

    (d) Neither East Ferry nor Mr. Booth has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) Neither East Ferry nor Mr. Booth has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) David G. Booth is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

    The amount of funds used to purchase the shares of Common Stock reported herein is $995,275. The source of such Funds is working capital of East Ferry, all of which was invested in East Ferry by Mr. Booth from available working capital of Mr. Booth.

Item 4.  Purpose of Transactions.

    The acquisition of Common Stock has been made by the Reporting Persons for investment purposes. Although the Reporting Persons have no present intention to do so, they may make additional purchases of Common Stock either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, East Ferry may decide to sell all or part of its holdings of the Common Stock in one or more public or private transactions. Although Mr. Booth has no present intentions to do so, he may seek a seat on the Board of Directors of the Issuer. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j)

                                   Page 5 of 8 pages
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of Item 4 of Schedule 13D.  However, the Reporting Persons reserve the right to propose or participate in future transactions which may result in one or more of such actions.

Item 5.  Interest in Securities of the Issuer.

    (a)East Ferry owns 248,400 shares of Common Stock. This represents 6% of the Common Stock.

    (b)East Ferry has voting power and dispositive power with respect to the shares of Common Stock. David G. Booth controls East Ferry.

    (c)Except for the following transactions, there have been no transactions in respect of the Common Stock during the past 60 days which are required to be reported in this Item 5:

    Settlement Date     Shares of Common Stock Acquired    Price Paid Per Share
    ---------------     -------------------------------    --------------------
    6/13/97              55,000                            $4.00
    7/21/97               2,500                            $4.33
    8/08/97              40,900                            $4.25
    8/14/97             150,000                            $3.94

The above purchases were all acquired by East Ferry through brokers on the open market.

    (d) No person other than East Ferry has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock owned beneficially by East Ferry.

    (e) Not applicable.

                                   Page 6 of 8 pages
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Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

    There are no contracts, arrangements, understandings or relationships of the Reporting Persons with respect to securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         None



                                   Page 7 of 8 pages
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                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      EAST FERRY INVESTORS, INC.




                                      By:/s/ David G. Booth
                                         -----------------------------
                                         Name:  David G. Booth
                                         Title: President



Date:  August 21, 1997



                                   Page 8 of 8 pages